DORATO RESOURCES INC.

#507, 837 West Hastings Street

Vancouver, BC  V6C 3N6

Tel:  604.685.1017

Fax:  604.685.5777

December 6th, 2006

MANAGEMENT DISCUSSION & ANALYSIS

The following discussion of the financial condition and results of operations of Dorato Resources Inc. (“Dorato”) should be read in conjunction with our unaudited financial statements for the nine month period ended October 31, 2006 as well as our financial statements and accompanying Management Discussion and Analysis for the year ended January 31, 2006.  Except where otherwise noted, all dollar amounts are stated in United States dollars.

Overview

We were incorporated under the laws of the Province of British Columbia on May 26, 1981 under the name "Force Energy Ltd.".  On September 10, 1981, we changed our name to "Force Resources Ltd.".  On December 1, 1994, we subsequently changed our name to "Force Technologies Inc." in connection with a consolidation of our share capital on a five old shares for one new share basis.  On October 1, 1997, we changed our name to "Glassmaster Industries Inc." in connection with a forward split of our share capital on a one old share for two new shares basis.

Effective April 24, 1998, we continued our jurisdiction of registration from British Columbia, Canada to the State of Wyoming by filing a Certificate of Registration and Articles of Continuance in the office of the Secretary of State of Wyoming.

On January 19, 2000, we changed our name to "Interlink Systems Inc." in connection with a consolidation of our share capital on a ten old share for one new share basis.  On August 14, 2000, we changed our name from "Interlink Systems Inc." to "iQuest Networks Inc." in connection with the acquisition of our interest in iNoize.  We also concurrently effected a consolidation of our share capital on a one new share for two old shares basis.

Effective October 28th, 2003, our shares were consolidated on the basis of one new share for every four old shares, and the authorized share capital was subsequently increased from 25,000,000 common shares to 100,000,000 common shares.  In connection with the share consolidation, we changed our name to "Quest Ventures Inc.".

As part of our reorganization and change of business, we received shareholder approval at our annual meeting held on July 19th, 2005 to a consolidation of our shares and concurrent name change.  Accordingly, effective April 24th, 2006, our shares were consolidated on the basis of one new share for each two old shares.  In connection with the share consolidation, we also changed our name to “Dorato Resources Inc.”.

Effective August 21st, 2006, we continued our jurisdiction of incorporation into British Columbia from Wyoming.

Our Business

As a result of disappointing results from operations of our music transfer business through iNoize.com Software Ltd. (“iNoize”), and due to our inability to raise funds, as well as iNoize’s inability to raise funding of its own, we wrote off our interest in the Shares (as defined below) during fiscal 2003.

Subsequently, by an Asset Purchase Agreement (the “Asset Purchase Agreement”), we sold to Mystic Development Corporation (“Mystic”) our 100% interest in 4,375,000 Class B voting common shares (the “Shares”) of iNoize.com Software Ltd. ("iNoize").  The 4,375,000 Shares represented a 46 2/3% minority interest in the outstanding shares of iNoize.  We also assigned to Mystic all of our interest in our wholly-owned subsidiary, Jackalope Audio, Inc., which owned the rights to the Jackalope website (www.jackalopeaudio.com).

iNoize was an arm’s length private company incorporated under the laws of the Province of British Columbia.  Mystic is a private company incorporated under the laws of the State of Colorado.  Anton J. Drescher, our President, is the controlling shareholder, President and sole director of Mystic and accordingly, our disposition of the Shares was a non-arm’s length transaction.

At the shareholders meeting held on June 22nd, 2004, the shareholders approved a change of our primary business focus to other business opportunities, including the acquisition, exploration and development of natural resource properties.  Although we are actively seeking a resource property, no decision has been made to date.

Significant Recent Events

Status as Foreign Private Issuer

By News Release dated August 28th, 2006 we announced that as a result of the continuation of our incorporation into British Columbia and we now meet the criteria of a “foreign private issuer”, as defined under Rule 3b-4 of the Securities Exchange of 1934 (the “Exchange Act”), in lieu of filing as a domestic issuer under Section 13 or 15(d) the Exchange Act, we are now filing as a foreign private issuer under Section 13 or 15(d) of the Exchange Act.  Accordingly, we are no longer required to file a Form 10-KSB for our year end or a Form 10-Q for each interim quarter.  As a reporting issuer in British Columbia and Alberta, we will continue to file audited and interim financial statements and related MD&A’s on SEDAR and copies will be filed on EDGAR.

Private Placement and Shares for Debt Settlement

During the three months ended October 31, 2006 we completed a private placement of an aggregate of 2,200,000 units at a price of $0.225 Cdn. per unit, for aggregate proceeds of $495,000 Cdn.  Each unit consists of one common share and one share purchase warrant to purchase one additional common share at a price of $0.30 Cdn. per share, exercisable for a period of one year, expiring on September 27, 2007.

We also completed the debt settlement by the issuance of 1,155,625 common shares at a price of $0.225 Cdn. per share, to settle outstanding indebtedness in the aggregate of $260,015 Cdn.

The private placement and debt settlement securities have now been issued and the securities are restricted from trading until January 29th, 2007.

No finder’s fee was payable with respect to the private placement.

Corporate Information

Our Board of Directors is as follows:

Anton J. Drescher

Gerhard Drescher

Rowland Perkins

Our officers are:

Anton J. Drescher

President and Chief Executive Officer

Donna Moroney

Corporate Secretary and Chief Financial Officer

Share Capital

Our authorized share capital consists of 100,000,000 common shares without par value.  As of December 6th, 2006, the total number of issued and outstanding common shares is 4,618,187 common shares.

During the nine months ended October 31, 2006 we issued an aggregate of 2,200,000 common shares pursuant to a private placement completed on September 28th, 2006.  We also concurrently issued an aggregate of 1,155,625 common shares to two creditors in settlement of outstanding indebtedness in the sum of $260,015 Cdn.

During the nine months ended October 31, 2005 we did not issue any shares.

There are no outstanding stock options.  There are a total of 2,200,000 share purchase warrants outstanding, with each warrant entitling the holder thereof to purchase one additional common share at a price of $0.30 Cdn. per share, exercisable for a period of one year, expiring on September 27, 2007.

Plan of Operation

Our plans over the next twelve months consist primarily of due diligence related to acquiring a new business or asset and raising additional equity financing, if necessary.

We have sufficient working capital to meet our current cash requirements for the next twelve months, as well as additional capital to carry out due diligence in seeking the acquisition of a new business or asset.  Upon acquiring a new business or asset, we will utilize any additional capital on development of such business or asset, and for general and administrative expenses.  In the event that we do not have sufficient capital to fund the new business or asset, we will be seeking to arrange additional equity financing.  The quantity of funds to be raised and the terms of any equity financing that may be undertaken will be negotiated by management as opportunities to raise funds arise.  Specific plans will be devised once financing has been completed and management knows what funds will be available for these purposes.  There is no guarantee, however, that we will meet working capital requirements on a continued basis.

Summary of Quarterly Results

Description	Nine Months ended Oct 31 2006	Six months ended July 31 2006	Three Months ended Apr 30, 2006	Year ended Jan 31, 2006	Nine Months ended Oct 31 2005	Six months ended July 31 2005	Three Months ended Apr 30, 2005	Year ended Jan 31, 2005
Net Revenues	0	0	0	0	0	0	0	0
Income or loss before other items
Total	(68,799)	(60,821)	(17,110)	(79,507)	(53,446)	(33,954)	(18,278)	(61,474)
Net loss for period
Total	(67,566)	(60,821)	(17,110)	(79,507)	(53,445)	(33,954)	(18,278)	(61,474)
Per share	(0.04)	(0.00)	(0.01)	(0.07)	(0.02)	(0.00)	(0.01)	(0.05)

Liquidity and Capital Resources

We had cash of $397,106 as of October 31, 2006, compared to $1,451 at October 31, 2005, representing an increase of $495,655.  We had a working capital of $384,972 as of October 31, 2006, compared to a working capital deficiency of $211,891 as of October 31, 2005.  The increase in cash on hand and resultant increase in working capital was acquired as a result of our recently completed private placement of 2,200,000 units at a price of $0.225 Cdn. per unit.

We have sufficient funds on hand to fund our current operations over the next 12 months.  We anticipate that we will operate at a loss for the foreseeable future.  Our management has continued to provide capital through equity financing.  We have no agreements for additional financing and we can provide no assurance that additional funding will be available to us on acceptable terms in order to enable us to complete any plan of operations.

Our capital requirements depend on numerous factors, including our ability to acquire a new business or asset, and the funding necessary to develop such business or asset to an extent that it generates revenues.

We estimate that our general and administrative expenses for the next twelve months will be approximately $90,000, which will be funded from our current working capital.  We also have additional funding in order to acquire a new business or asset.  We may require additional working capital in order to fund a new business or asset.

We have no funding commitments or arrangements for additional financing at this time and there is no assurance that we will be able to obtain any additional financing on terms acceptable to us, if at all.  The quantity of funds to be raised and the terms of any equity financing that may be undertaken will be negotiated by management as opportunities to raise funds arise.

During the nine months ended October 31, 2006 we raised an aggregate of $438,680 from a private placement of 2,200,000 units at a price of $0.225 Cdn. ($0.1994 US) per unit.  We did not raise any funds during the nine months ended October 31, 2005

Results of Operations

We incurred a net loss of $67,566 for the nine months ended October 31, 2006, compared to a loss of $53,445 for the nine months ended October 31, 2005.  The increase in operating expenses incurred during the nine months ended October 31, 2006 compared with the operating expenses incurred during the nine months ended October 31, 2005 was primarily the result of increased professional of $17,321 (2005 - $12,467), filing fees of $8,534 (2005 - $5,679), transfer agent fees of $5,128 (2005 - $2,746) and office and general of $7,846 (2005 - $2,670).  There were no other significant changes in other general and administrative expenses.  In view of our lack of operations, our administrative expenses are nominal as we continue to strive to maintain minimum expenditures.  Our expenses consist primarily of consulting fees, filing fees, professional fees, office and general, transfer agent fees and rent.  The professional and consulting fees relate to services required in order to maintain financial reporting and public filing requirements.

We do not anticipate receiving any revenues until such time as we are successful in acquiring a new business or asset and such business or asset is developed to the extent that revenues may be generated.  We are engaged in business for profit, but cannot predict future profitability.

We do not maintain our own staff.  A management company, Harbour Pacific Capital Corp., controlled by one of our directors, performs an administrative service on our behalf and bills us a fee for this service.  The management company provides full management services including bookkeeping services.

Transactions with Related Parties

During the nine months ended October 31, 2006 and October 31, 2005, we entered into the following transactions with related parties:

(a)

Consulting fees were paid to a company controlled by a director and office of $19,920 (2005 - $19,106).

(b)

Professional fees of $2,500 (2005 - $2,180) were charged by a company controlled by an officer,

(c)

We imputed interest on advances from a director at a fair value of 10% per annum in the amount of $12,707 during nine months ended October 31, 2006 (2005 - $Nil).

Changes in Accounting Policies

There were no changes to accounting policies during the year ended January 31, 2006.

Forward Looking Statements

Except for historical information, our Management’s Discussion & Analysis (the “MD&A”) may contain forward-looking statements. These statements involve known and unknown risks, uncertainties, and other factors that may cause our actual results, levels of activity performance or achievement to vary from those expressed or implied by these forward looking statements.

Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements.

Disclosure Controls and Procedures

Disclosure controls and procedures are designed to provide reasonable assurance that material information is gathered and reported to senior management, including the Chief Executive Officer and Chief Financial Officer, as appropriate to permit timely decisions regarding public disclosure.

Management, including our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the design and operation of our disclosure controls and procedures as of October 31, 2006.  Based on this evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that our disclosure controls and procedures, as defined in Multilateral Instrument 52-109 – Certification of Disclosure in Issuer’s Annual and Interim Filings, are effective to ensure that information required to be disclosed in reports that are filed or submitted under Canadian securities legislation are recorded, processed, summarized and reported within the time period specified in those rules.

Additional Information

Additional information relating to our company is available on SEDAR at www.sedar.com.